SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                Dated October 07, 2003

                     For The Six Months Ended April 30, 2003

                           REGISTRATION NO. 333-101771

                          GUARDIAN BIOTECHNOLOGIES INC.
                         -------------------------------


                          IPW, 4450 - 110 Gymnasium Place
                     SASKATOON, SASKATCHEWAN, CANADA S7N 0W9
                                (306)-384-4114
                          -------------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GUARDIAN BIOTECHNOLOGIES INC.


Date: October 07, 2003                                           By: /s/ Sun Lee
                                                                   Name: Sun Lee
                                                                Title: President

TABLE OF CONTENTS
Operating and Financial Review                                                 4
Operation Results                                                              5
PART I - FINANCIAL INFORMATION
Introduction                                                                   8

Interim Financial Statements

Interim Balance Sheet (Unaudited) at April 30, 2003                           10

Interim Statements of Loss and Comprehensive loss (Unaudited)                 11

Interim Statement of Changes in Shareholders' Equity (Unaudited)              12

Interim Statements of Cash Flows (Unaudited)                                  13

Notes to the Interim Financial Statements (Unaudited)                         14

OPERATING AND FINANCIAL REVIEW

Guardian Biotechnologies Inc. is a development stage company and has no previous business activity. The following discussion and analysis should be read in conjunction with our unaudited interim financial statements and notes thereto for the period from inception, August 15, 2002, through April 30, 2003 and other financial information included elsewhere in this report. This report contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Guardian's actual results may differ materially from the results discussed in the forward-looking statements. Examples of these forward looking statements include the ability of Guardian to reach contractual terms with its parent company, the ability of Guardian to achieve sales of Toy Lab products and to generate fees for services, and the ability of Guardian to raise sufficient funds to carry out its business plan.

OVERVIEW
Guardian Biotechnologies Inc. (Guardian) is a Canadian corporation formed federally on August 15, 2002. The Company utilizes Molecular Farming techniques to introduce human derived genes into plants to create highly valued therapeutic proteins in a cost effective manner through mass production. Plant Molecular Farming activities have the potential to impact many different disciplines such as conventional agricultural production, forestry, fisheries, veterinary medicine, and human health care. We are developing relations with North American pharmaceutical, cosmetic and other industrial partners to distribute medical, cosmetic and industrial enzymes to a variety of commercial markets. We intend to recruit recognized leaders in scientific research who will aid Guardian in its research goals by participating on the advisory board of scientific directors for Guardian. Short-term revenue streams are expected to be generated from the sales of lab equipment and supplies and from fees for a service program that will test genetically modified organism (GMO).

Platforms
Plant cells are biochemically similar to human cells that they are capable of producing authentic human or animal proteins. We use several plant platforms to ensure flexibility and provide more opportunity for varying protein expression. The variety of our plant platforms provides us with flexibility in regards to regulatory decisions by being less susceptible to unintentional contamination.

Products
Guardian aims to develop a variety of protein products that will range from cosmetic proteins, therapeutic proteins for humans and animals, human and animal antibodies and vaccines as well as multifunctional industrial and animal feed-additive enzymes. The products we are currently developing are:

1) an  edible  vaccine  that  will  vaccinate  fowl  against  Eimeria  parasites
2) an Enzyme Linked Immunosorbant Assay (ELISA) for the detection of hyperthyroidism
3) antibodies  using  various  protected  genes
4) enzymes that have commercial value such as the enzyme protease which degrades proteins

Nexgen Biotechnologies, Inc.
Nexgen Biotechnologies, Inc. (Nexgen) is a biotechnology company in the molecular farming business with a dedicated focus on developing and mass-producing recombinant proteins used in pharmaceuticals, industrial enzymes and cosmeceuticals.

Nexgen is also developing a position in the GMO detection kit market against international and local competitors. Nexgen commercialized its GMO detection kits in mid 2000 and established a 'Korea GMO Detection Center'. The center provides not only qualitative determination services, which determine whether or not the organism is genetically modified, but also provides quantitative determination services of GM foods, which show how much of the organism is genetically modified, to institutions, government and businesses. The GMO Detection Kit was awarded a Korea Millennium Product 2000 by the Ministry of
Commerce,  Industry  and Energy.

Nexgen is the largest shareholder and parent company of Guardian. Sun Lee, PhD, is a director, officer and the second largest shareholder of Guardian and is a director, officer and shareholder of Nexgen. Guardian and Nexgen have two agreements and a Memorandum of Understanding in place to define their business relationship and responsibilities. As a start of entering into a Memorandum of Understanding, Nexgen agreed to transfer one of its patented gene designs, the Hyperthyroidism Diagnostic Assay System, to Guardian at no cost during the test period.


OPERATION RESULTS
At April 30, 2003, Guardian had $221,083 of cash. Guardian holds the majority of its cash in Canadian funds, and incurs most of its expenses in Canadian dollars.

Funding
We have successfully acquired $200,000 of equity funding from Nexgen for the subscription of 2,000,000 common shares on April 30, 2003. These common shares subsequently issued. We also have been confirmed for the Industrial Research Assistance Program (IRAP) on May 12, 2003 for up to $76,730 ($110,000 CDN) this year.

We hired new staff during May 2003. Guardian now has a receptionist/bookkeeper /assistant, two technicians. The salary for these employees is $61,434 per year, and approximately $21,973 will be offset by the Western Economic Diversification Funds.

Recent Developments within our Research and Development
Research and development is continuing with all of our products:

Edible Poultry Vaccine
We are developing an edible vaccine that will vaccinate fowl against Eimeria parasites. The oral delivery of vaccines is a very attractive alternative to injections due to the low cost of production, easy administration and long term room temperature storage. Our edible vaccine is ready for initial testing in chickens and making arrangements for the first round of chicken testing to begin soon.

Hyperthyroidism Assay Test
Hyperthyroidism is a disease most often diagnosed long after it has begun due to costs involved in screening for the disease, especially in the USA. The development of a rapid screening test would increase the speed of diagnosis of this disease. We are developing a method of screening for hyperthyroidism.

Antibodies
We are currently in discussions with several Canadian scientists and Institutions for the rights to produce antibodies using their protected genes. We have obtained the rights to express an antibody against the herbicide 2,4-D from the University of Guelph. The expression of this antibody in any plant line would result in resistance to this herbicide.

Proteases
Guardian  has  initiated  a new project with the Plant Biotechnologies Institute
(PBI). Working closely with scientists at PBI, we are isolating enzymes that have commercial value such as the enzyme protease which degrades proteins, and some proteases function at extreme temperatures, such as 5 C or above 60 C. These proteins would function well in cold water or hot water washing and has potential as an additive in detergents for washing clothing. The target markets are very diverse for this project. They range from detergent manufactures to animal food producers, used making cheese, food processing. There are proteases on the current market but they are generally produced from fungus and are not pure. The fungus is dried down and crushed into a powder.

No commitments to provide additional funds have been made by management, stockholders or anyone else. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Guardian or at all. The absence of funding would make the successful completion of any of the Phases of Guardian's business plan doubtful.

We will record revenue in two categories over the next year: laboratory supplies and new product sales and fees for service. We plan to sell products into the market using salaried sales agents. We are targeting to generate $800,000 CDN in gross sales of Toylab products and GMO services in the next 12 months. Generating this projected revenue will depend upon our ability to successfully launch our business over the next two quarters. We plan to begin realizing revenue in the first quarter of 2003. Investors are cautioned against attributing undue certainty to our projections for generating revenue due to potential contract negotiation difficulties, budget uncertainties, and delays in planned completion dates and market acceptance.

LIQUIDITY AND CAPITAL RESOURCES
Our initial sources of liquidity are expected to be existing cash, sales from Toylab products, fees from GMO testing services and cash from operations. Guardian has on hand as at April 30, 2003, $ 221,083.00 (approximately $ 334,587
CDN) and anticipates expending $191,197 ($ 274,100 CDN) to complete our planned business strategy, over the next year of its business plan inclusive of $ 146,000 ($ 209,306 CDN) in salaries for the year to two of Guardian's directors. We will need additional funding in order to produce and distribute our products that are under development. We have been confirmed for the Industrial Research Assistance Program (IRAP) on May 12, 2003 for up to $76,730 ($110,000 CDN) this year. We also have received a confirmation that we would receive the Western Economic Diversification funds for half the salaries of the new technicians. There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period other than aforementioned funding, or if available, that it can be obtained on satisfactory terms. We have made no arrangements with our officers, directors or affiliates to provide liquidity to us.

We anticipate that we will need to raise additional capital within the next 12 months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have not presently identified any probable business combination. If adequate funds are not available within the next 12 months, we may be required to significantly curtail our operations or no longer be able to operate.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. Guardian denominates its financial statements in the United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

INFLATION
We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2000, 2001 and 2002 was 2.7%, 2.6%,and 2.2% respectively.

PART I - FINANCIAL INFORMATION

INTRODUCTION

Interim Report for the six months ended April 30, 2003

The accompanying interim financial statements have been prepared to show the results of Guardian Biotechnologies Inc. ("the Company") for the six months ended April 30, 2003 compared to the last fiscal year ended October 31, 2002 and to show the financial condition of the Company as at April 30, 2003 compared to October 31, 2002.

The Company was federally incorporated in Canada on August 15, 2002.

Forward-Looking Statements

The Company and its affiliates and representatives may from time to time make written or verbal statements which, to the extent that they are not historical fact, constitute "forward -looking statements". By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

ITEM 1. FINANCIAL STATEMENTS


                         Guardian Biotechnologies Inc.
                         (A Development Stage Company)
                         INTERIM FINANCIAL STATEMENTS
                               April 30. 2003
                          (Expressed in U.S. dollars)

Guardian Biotechnologies Inc.
(A Development Stage Company)
INTERIM BALANCE SHEET
(Expressed in US Dollars)


                                                     April 2003         October 31, 2002
         ASSETS. . . . . . . . . . . . . . . . . . .(UNAUDITED)

CURRENT ASSETS
    Cash. . . . . . . . . . . . . . . . . . . . . .  $  221,083           $  259,186
    Accounts receivable . . . . . . . . . . . . . .  $   12,307                    -
    Prepaid expenses . . . . . . . . . . . . . . .   $      485                    -
                                                    ___________           __________
                                                     $  233,875              259,186

PROPERTY AND EQUIPMENT (Note 2)                      $    3,538                    -
                                                   ____________           __________
                                                     $  237,413              259,186
                                                   ============           ==========

LIABILITIES

CURRENT LIABILITIES
    Account Payable and Accrued Liabilities . . . .   $  3,834             $  40,496

COMMITMENT UNDER OPERATING LEASE (Note 3)

STOCKHOLDERS' EQUITY

Common stock: authorized-
    10,000,000 Common shares without par value
    Issued and outstanding: 2003 - 8,200,000
    shares. . . . . . . . . . . . . . . . . . . .    $  357,124           $  318,569

Subscriptions received . . . . . . . . . . . . . .   $  200.000                    -

Accumulated other comprehensive income (loss) . .    $    7,235           $  (1,672)

(Deficit) accumulated during the development stage   $ (330,780)          $ (98,207)
                                                     ___________          __________

                                                     $  233,579           $ 218,690
                                                     ___________          __________

                                                     $  237,413           $ 259,186
                                                     ==========           ==========
SUBSEQUENT EVENTS (Note 5)

See accompanying notes to the interim financial statements

   /S/ Sun Lee . . . . . . . . . . . . . . . .October. 07, 2003
   Sun Lee - Director. . . . . . . . . . . . .Date
---------------------------------------------------
   /S/ James Macpherson . . . . . . . . . . . October. 07, 2003
   James Macpherson -Director . . . . . . . . Date
---------------------------------------------------

Guardian Biotechnologies Inc.
(A Development Stage Company)
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in US Dollars)


                                                       THREE MONTHS ENDED     SIX MONTHS ENDED              CUMULATIVE
                                                       April 30, 2003        April 30, 2003          FROM INCEPTION ON AUGUST 15
                                                         (UNAUDITED)           (UNAUDITED)               TO APRIL 30, 2003

EXPENSES
  Administrative Salaries & Benefits. . . . . . . . .       $   29,911           $   49,426                 $   51,544
  Amortization of property and equipment . . . . . .        $      723           $      700                 $      700
  Office . . . . . . . . . . . . . . . . . . . . . .        $    7,042           $    4,260                 $    4,787
  Research . . . . . . . . . . . . . . . . . . . . .        $    1,838           $    2,315                 $    2,315
  Rent. . . . . . . . . . . . . . . . . . . . . . . .       $    8,571           $    8,965                 $    9,425
  Travel. . . . . . . . . . . . . . . . . . . . . . .       $    1,531           $    2,792                 $    3,738
  Professional Fees . . . . . . . . . . . . . . . . .       $   68,142           $  164,115                 $  258,271
                                                            -----------          -----------                -----------
NET INCOME (LOSS) FOR THE PERIOD. . . . . . . . . . .       $ (117,758)          $ (232,573)                $ (330,780)
OTHER COMPREHENSIVE INCOME (LOSS)
  Foreign currency translation gain (loss). . . . . .                -                8,908                      7,235
                                                             ----------           ----------                 ----------
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD. . .       $ (117,758)          $ (223,665)                $ (323,545)
                                                            ===========          ===========                ===========
EARNINGS (LOSS) PER SHARE - basic and diluted . . . . .     $   (0.014)          $   (0.030)                $   (0.060)
                                                            ===========          ===========                ===========
See accompanying notes to the interim financial statements


Guardian Biotechnologies Inc.
(A Development Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS EQUITY
Six months ended April 30, 2003
(Expressed in U.S. dollars)

                                                                                  Accumulated       (Deficit)
                                                                                   other             accumulated
                                    Common    Stock     Subscriptions            comprehensive       development       Shareholders'
                                    Shares                received                income(loss)         stage               Equity

Balances at August 15, 2002                -     $    -      $       -                  $      -         $        -    $         -
Issuance of common stock for cash  7,000,000    318,569              -                                                    318,569
Other comprehensive income
Foreign currency translation gain(loss)    -            -              -                     (1,672)                        (1,672)
Net income (loss) for the period           -          -              -                          -            (98,207)      (98,207)
___________________________________________________________________________________________________________________________________
Balances at October 31, 2002       7,000,000    318,569              -                     (1,672)           (98,207)      218,690

Issuance of common stock to settle
accounts payable and accrued
liabilities                        1,200,000     38,555              -                          -                           38,555
Subscriptions received                     -          -        200,000                          -                   -      200,000
Other comprehensive income
Foreign currency translation gain (loss)   -          -                                     8,907                            8,907
Net income (loss) for the period           -          -                                         -            (232,573)    (232,573)
___________________________________________________________________________________________________________________________________
Balances at April 30, 2003         8,200,000  $ 357,124      $ 200,000                    $ 7,235          $ (330,780)   $ 233,579
                                   ========= ==========      =========                    ========         ===========   ==========
See accompanying notes to the interim financial statements

Guardian Biotechnologies Inc.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOW
(Expressed in U.S. dollars)

                                                                           Cumulative
                                                                              from
                                                                          inception on
                                                   Six months               August 15,
                                                     ended                   2002 to
                                                    April 30,               April 30,
                                                     2003                     2003
                                                  (Unaudited)              (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
    Net income (loss) for the period              $  (232,573)            $  (330,780)
    Adjustments to reconcile net cash provided
    by operating activities
        Amortization of property and equipment            738                     738
        Increase (decrease) in
            Amounts receivable                        (12,307)                (12,307)
            Prepaid expenses                             (485)                   (485)
        Increase (decrease) in
            Accounts payable and accrued liabilities    1,892                   3,833
                                                  $  (242,735)            $  (339,001)
                                                  ------------            ------------
CASH FLOW FORM FINANCING ACTIVITIES
Shares issued for cash                                      -                 318,569
    Subscription proceeds received                    200,000                 200,000

                                                      200,000                 518,569
                                                     --------               ---------

CASH FLOW FROM INVESTING ACTIVITIES
    Purchase of property and equipment              $  (4,276)              $  (4,276)
                                                    ----------              ----------
INCREASE (DECREASE) IN CASH DURING THE PERIOD         (47,011)                198,931

EFFECT OF FOREIGN CURRENCY TRANSLATION                  8,908                  22,152

CASH, beginning of period                             259,186                       -

CASH, end of period                                $  221,083              $  221,083
                                                   ===========             ===========
See accompanying notes to the interim financial statements

Guardian Biotechnologies Inc.
(A Development Stage Enterprise)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
April 30, 2003
(Expressed in U.S. Dollars)

The accompanying interim financial statements of Guardian Biotechnologies Inc. are unaudited. In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim period. The results of operations for the six months ended April 30, 2003 are not necessary representative of the operating results for the entire year.

We have prepared the interim financial statements included herein pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. We believe the disclosures made are adequate to make the information not misleading and recommend that these condensed financial statements be read in conjunction with the financial statements and notes included in our Form F-1 for the period from inception on August 15, 2002 to October 31, 2002.

Guardian Biotechnologies Inc. was incorporated under the Canada Business Corporations Act on August 15, 2002 and is registered under The Business Corporation Act (Saskatchewan). The Company has not yet commenced planned principal business operations. To date the Company has devoted substantially all of its efforts to developing a business plan and raising capital. The
Company has not yet generated revenue from its planned principal business operations. The Company's planned principal business operations will include the development, and commercial exploitation, of therapeutic proteins for medical and veterinary use and for use in the production of industrial and cosmetic enzymes. The Company plans to distribute laboratory equipment; plastic consumable laboratory supplies and testing kits for use with genetically modified organisms.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
These interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation
The Company's functional currency is the Canadian dollar. These interim financial statements are presented in United States ("US") dollars. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates in effect at the time the transactions occurred, which is approximated by the use of a weighted average rate of exchange for the periods presented. Foreign currency translation gains and losses are excluded from earnings and are included in a separate component of stockholders' equity referred to as accumulated other comprehensive income.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price to the customer is fixed or determinable and when collectability is reasonably assured. This policy is in accordance with the SEC's Staff Accounting Bulletin No. 101, as amended.

Property and equipment
Property and equipment is initially recorded at cost. Amortization is provided by use of the straight-line method over the estimated useful lives of the related assets, presently three years. Expenditures incurred for replacement and betterment of property and equipment are capitalized when incurred. Maintenance and repairs are charged to expense as incurred.

     Impairment of long-lived assets
     The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that long-lived assets to be held and used be assessed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. SFAS No. 144 established a single accounting model for long-lived assets to be disposed nof by sale.

     Research and development
     All research and development costs are expensed when incurred.


     Income taxes
     The Company follows SFAS No. 109 Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse.

     Recent accounting pronouncements
     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFA No. 143, "Asset Retirement Obligations". SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement costs to expense, (4) subsequent measurement of the liabilities and (5) financial statements disclosure. SFAS No. 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived assets and subsequently allocated to expense using a systematic and rational method. The provisions of SFAS No. 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations or cash flow.

     In April 2002, the FASB issued SFAS No. 145, "Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishments of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishments of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

     In July 2002, the FASB issued SFAS No. 146, " Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy and has adopted the disclosure requirement of SFAS No. 148.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends certain portions of SFAS No. 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS No. 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

2.   PROPERTY AND EQUIPMENT
                                        2003                          2002
                                    Accumulated
                        Cost        Amortization            Net        Net

Computer equipment  $  3,453         $  731             $  2,722         -
Office furniture         823              7                  816         -

                    $  4,276        $   738             $  3,538         -

3.   COMMITMENT UNDER OPERATING LEASE

The Company leases its premises under an operating lease that expires during the fiscal year ending October 31, 2007. The Company is obligated to make the following minimum rental payments under its operating lease in each of the fiscal years ending:

October 31, 2003 $   16,614
October 31, 2004     33,229
October 31, 2005     33,229
October 31, 2006     33,229
October 31, 2007     33,229
                    ________
                   $149,530
                    ________
4.   RELATED PARTY TRANSACTIONS

During the six months ended April 30, 2003 the Company paid $ 53,169 (2002 - nil) to officers and directors for consulting fees.

Also during the six months ended April 30, 2003 the Company received $ 200,000 in subscription proceeds, for the issue of 2,000,000 common shares from treasury, from Nexgen Biotechnologies Inc. Nexgen Biotechnologies Inc. is a shareholder of the Company and is controlled by a director.

As a start of entering into a Memorandum of Understanding, Nexgen agreed to transfer one of its ten patented gene designs, the Hyperthyroidism Diagnostic Assay System, to Guardian at no cost during the test period.

5.   SUBSEQUENT EVENTS

Subsequent to April 30, 2003, the Company:
Issued 2,000,000 common shares in settlement of the subscriptions received at April 30, 2003;
Issued 2,407,500 common shares for cash of $ 240,750.

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                                 End of Filing